<PAGE 1>

                             FORM 4

             U.S. SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]  Check if no longer subject to Section 16.
     Form 4 or Form 5 obligations may continue.  See Instructions 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.  Name and Address of Reporting Person*

        Maddocks,         Mark            E.
         (Last)          (First)       (Middle)

        11 Ginger Road
         (Street)

        Allentown,           NJ         08501
         (City)            (State)      (Zip)

2.  Issuer Name and Ticker or Trading Symbol

          Dataram Corporation  DTM-AMEX

3.  IRS or Social Security Number of Reporting Person (Voluntary)

          Not furnished

4.  Statement for Month/Year

          December 1999

5.  If Amendment, Date of Original (Month/Year)

                  N/A

6.  Relationship of Reporting Person to Issuer
    (Check all applicable)

     [ ] Director                    [ ] 10% Owner

     [X] Officer (give title below)  [ ] Other (Specify below)

     Vice President, Finance and Chief Financial Officer
     ____________________________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     [X] Form filed by One Reporting Person
     [ ] Form filed by More than One Reporting Person

* If the Form is filed by more than one Reporting Person, see instruction
4(b)(v)


<PAGE 2>

     Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned



                                                                    5. Amount
                                     3. Trans-  4. Securities       of Securi-
                                     action     Acquired (A) or     ties Bene-  6. Owner-
                                     Code       Disposed of (D)     ficially    ship Form:  7. Nature of
                                     (Instr. 8) (Instr. 3, 4 & 5)   Owned at    Direct(D)   Indirect
                      2. Trans-     _________  ___________________  End of      or Indirect Beneficial
1. Title of           Transaction                    (A) or         Month       (I)         Ownership
Security                 Date        Code  V   Amount  (D)   Price  (Inst. 3&4) (Instr. 4)  (Instr. 4)
(Instr. 3)            (Mo./Day/Yr.)
_________________     ___________    ____ ___  ______ _____  _____  ________   ___________  _________



Common Stock,
$1.00 Par Value       12/17/99         M       25,892    A   (1)

                                                                     130,595       D
                                                                      28,803       I          By Company's
                                                                                              401(k) Plan

                                                                       6,000       I          By Wife's
                                                                     _______                  IRA
                                                                     165,398


(1) From $2.25 to $2.81, see Table II






Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.



<PAGE 3>

              Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                      (e.g., puts, calls, warrants, options, convertible securities)
                                                                                               9.
                                                                                               Number
                                               5. Number                7. Title               of
                                               of Deriv-   6. Date      and Amount             Deriv-  10. Own-
                                               ative Sec-  Exercisable  of Under-              ative   ership
                                               urities     & Expiration lying Sec-             Secur-  Form of    11.
                                               Acquired    Date         urities (In-           ities   Deriva-    Nature
                                    4. Trans-  (A) or      (Mo./Day/Yr.)str. 3 & 4)   8.       Benefi- tive Sec-  of In-
              2. Conver-            action     Disposed   _____________ _____________ Price    cially  urity:     direct
              sion or    3. Trans-  Code       of (D)                          Amount of       Owned   Direct(D)  Bene-
1. Title of   Exercise   action     (Instr. 8) (Instr. 3,                      or     Deriv-   at End  or In-     ficial
Derivative    Price of   Date)                 4 and 5)   Date    Expir-       Number ative    of      direct(I)  Owner-
Security      Derivative (Month/    ____________________  Exer-   ation        of     Security Month   (Instr. )  ship
(Instr. 3)    Security   Day/Yr.)   Code  V    (A)   (D)  cisable Date  Title  Shares (Instr.  (Instr.  4)       (Instr.
                                                                                       5)        4)               4)
____________  _________  ________   ____  _  ______ ____  _______ _____ _____  ______ ________ _______ _________ _______
Incentive
Stock Options            12/17/99                                                      **
                2.25                 M             19,892 (1)     11/28/05 CS  19,892  **       24,000
                2.37                 F              4,108          9/11/02 CS   4,108  **
                2.31                 M                  0 (2)      9/10/06 CS          **       30,000    D
                2.81                 M              6,000 (3)     11/19/07 CS   6,000  **       18,000    D
                                                                                                ______
                                                                                                72,000
Explanation of Responses:

(1)  Of the remaining 24,000 options, 24,000 options will become exercisable on 11/28/00.

(2)  Of the remaining 30,000 options, 15,000 options will become exercisable on 9/10/00 and 15,000 more on 9/10/01.

(3)  Of the remaining 18,000 options, 6,000 will become exercisable on 11/18/00,
     6,000 will become exercisable on 11/18/01 and 6,000 will become exercisable on 11/18/02.

Information set forth in this report reflects a 3 for 2 split distributed in December of 1999.

**  Incentive Stock Option


<PAGE 4>

                                       SIGNATURE




                           MARK E. MADDOCKS             December ___, 1999
                          __________________________    _________________
                           Mark E. Maddocks
                           **Signature of Reporting           Date
                           Person



**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.  See 18 U.S.C. 1001 and
  15 U.S.C. 78ff(a).